Exhibit 99.2

DHX MEDIA LTD.

Report of Voting Results pursuant to Section 11.3 of National Instrument 51-102 – Continuous

Disclosure Obligations (“NI 51-102”)

Following the Annual and Special Meeting of shareholders of DHX Media Ltd. (the “Company”) held on December 15, 2016 (the “Meeting”), in accordance with Section 11.3 of NI 51-102, the Company hereby advises of the following voting results obtained at the Meeting:

Items Voted Upon		Voting Result

1.	Election of Directors	The nine (9) nominees for Directors who were proposed by management of the Company were elected pursuant to a vote conducted by ballot. The votes were cast for each nominee as follows:
			For	Withheld
		Elizabeth Beale David Colville Michael Donovan Deborah Drisdell Dana Landry Geoffrey Machum Robert Sobey Catherine Tait Donald Wright	99.94% 98.71% 97.94% 98.71% 99.97% 99.97% 98.74% 99.65% 94.62%	0.06% 1.29% 2.06% 1.29% 0.03% 0.03% 1.26% 0.35% 5.38%

2.	Appointment of PricewaterhouseCoopers LLP as the auditor of the Company and authorization of the Directors to fix the remuneration to be paid to the auditor

PricewaterhouseCoopers LLP were appointed as the Company’s auditor and the Directors were authorized to fix the remuneration to be paid to the auditors pursuant to a vote conducted by ballot;

99.98% of the votes were cast in favour and 0.02% withheld.

3.	Approval of certain amendments to, and unallocated options under, the Company’s stock option plan

The resolution set out in Appendix “A” to the management information circular of the Company dated November 18, 2016 approving certain amendments to, and unallocated options under, the Company’s stock option plan was approved pursuant to a vote conducted by ballot;

92.79% of the votes were cast in favour and 7.21% against.

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